UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41641

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K originally filed by SHL Telemedicine Ltd. (the “Company”) with the Securities and Exchange Commission on September 21, 2023 (the “Form 6-K”), is being filed solely to provide the Company’s unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023, formatted in Inline eXtensible Business Reporting Language (“iXBRL”) as Exhibit 101 in accordance with Rule 405 of Regulation S-T and paragraph C.(6)(a)(ii) of the General Instructions to Form 6-K. Such unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023, were previously filed without iXBRL as part of Exhibit 99.3 to the Form 6-K.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

This Form 6-K/A is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 9, 2023 (Registration No. 333-272546).

Exhibit	Description

99.1	Press release, dated June September 21, 2023, with respect to half-year 2023 financial results.
99.2	Investor Presentation issued on September 21, 2023, with respect to half-year 2023 financial results.
99.3	Report with respect to half-year 2023 fiscal results, which contains unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL Telemedicine Ltd.

	By:	/s/ Amir Hai
Amir Hai
Chief Financial Officer

September 28, 2023